Exhibit 99.1

NewsRelease

TransCanada Selected by Shell and Partners to Develop Multi-Billion Dollar Natural Gas Pipeline to Canada’s West Coast

Vancouver, British Columbia – June 5, 2012:  TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) is pleased to announce that it has been selected by Shell Canada Limited (Shell) and its partners to design, build, own and operate the proposed Coastal GasLink project, an estimated $4-billion pipeline that will transport natural gas from the Montney gas-producing region near Dawson Creek, British Columbia (BC) to the recently-announced LNG Canada liquefied natural gas export facility near Kitimat, BC. The LNG Canada project is a joint venture led by Shell, with partners Korea Gas Corporation, Mitsubishi Corporation and PetroChina Company Limited. Shell and TransCanada are working toward the execution of definitive agreements on the Coastal GasLink project.

“Our team has the expertise to design, build and safely operate pipeline systems. We look forward to having open and meaningful discussions with Aboriginal communities and key stakeholder groups, including local residents, elected officials and the Government of British Columbia, where we will listen to feedback, build on the positive and seek to address any potential concerns,” said Russ Girling, TransCanada’s president and chief executive officer. “Coastal GasLink will add value to British Columbians, particularly Aboriginals and communities along the conceptual route, by creating real jobs, making direct investments in communities during construction and providing economic value for years to come.”

TransCanada currently has approximately 24,000 kilometres of pipelines in operation in Western Canada including 240 kilometres of pipelines in service in northeast BC, with another 125 kilometres of proposed additions either already having received regulatory approval or currently undergoing regulatory review. These pipelines form an integral and growing part of TransCanada’s NOVA Gas Transmission Ltd. (NGTL) System. The company also owns other natural gas pipelines that have been safely operating in BC for more than 50 years as part of its Foothills pipeline system.

“TransCanada is a leading energy infrastructure company in North America, with a 60-year history of safe, efficient and reliable operation of our assets and a respect for the communities and environments where we operate,” added Girling. “We appreciate the confidence that Shell and its partners have placed in us to build, own and operate this natural gas pipeline in British Columbia. We will work collaboratively with them, Aboriginals and other stakeholders as we launch into the initial phases of consultation and regulatory review.”

Information regarding the potential Coastal GasLink pipeline project is as follows:

- Receipt point	Near Dawson Creek, BC
- Delivery point	Proposed LNG Canada facility near Kitimat, BC
- Product	Natural gas from BC’s abundant Montney, Horn River and Cordova basins and elsewhere from the Western Canada Sedimentary Basin
- Length of route	Approximately 700 kilometres of large diameter pipe
- Initial pipeline capacity	In excess of 1.7 billion cubic feet of gas per day
- Anticipated jobs during construction	Estimated 2000–2500 direct construction jobs over a 2– 3 year construction period
- Estimated cost	Detailed cost information will be developed following completion of project scoping and planning. The current estimate is approximately $4 billion
- Regulatory process	Applications for required regulatory approvals are expected to be made through applicable BC provincial and Canadian federal processes
- Estimated in-service date	Toward the end of the decade, subject to regulatory and corporate approvals

The final pipeline route will take into consideration Aboriginal and stakeholder input, the environment, archaeological and cultural values, land use compatibility, safety, constructability and economics. As a member of both the world and North American Dow Jones Sustainability Indexes, TransCanada is an industry leader that is committed to minimizing the impact of its operations.

In addition to the transportation of BC natural gas to the West Coast, Coastal GasLink will provide options for shippers to access gas supplies through an interconnection with the NGTL System and the liquid NIT trading hub operated by TransCanada. A proposed contractual extension of TransCanada’s NGTL System using capacity on the Coastal GasLink pipeline, to a point near the community of Vanderhoof, BC, will allow NGTL to offer delivery service to its shippers interested in gas transmission service to interconnecting natural gas pipelines serving the West Coast. NGTL expects to elicit interest in and commitments for such service through an open season process in late 2012.

“The potential Coastal GasLink pipeline project will allow British Columbians, and all Canadians, to benefit from the responsible development of valuable natural gas resources and will provide access to new markets for that gas. The project will also create substantial employment opportunities for local, skilled labourers and businesses as part of our construction team,” concluded Girling. “We know the value and benefits that strong relationships in British Columbia can bring to this project and we look forward to deepening those ties as our extensive pipeline network grows to meet market and customer needs.”

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: http://www.transcanada.com/ or check us out on Twitter @TransCanada.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "would" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future financial and operation plans and outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada's Management's Discussion and Analysis dated February 15, 2012 under TransCanada's profile on SEDAR at http://www.sedar.com/ and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Terry Hook/Lee Evans
403.920.7911 or 800.361.6522

For more information regarding Coastal GasLink: 1-855-633-2011 or www.transcanada.com/coastalgaslink

For more information regarding LNG Canada:  1-877-850-5023 or www.LNGCanada.ca.